COMMISSION FILE NUMBER:
000-49929

CUSIP NUMBER:
[004337101]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☑ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
___________________________________________________________________________________________________________________
PART I — REGISTRANT INFORMATION
Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004)

Full Name of Registrant
N/A

Former Name if Applicable

Access National Corporation, 1800 Robert Fulton Drive, Suite 300

Address of Principal Executive Office (Street and Number)
Reston, Virginia 20191

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period:
The Form 11-K which is the subject of this 12b-25 extension is being filed in order to report the information required of Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004) (the “Plan”). The service providers for the Plan were unable to timely provide the auditor for the Plan with the information necessary to render an opinion on the Plan’s financial statements for the period ended December 31, 2008, within the time necessary to permit the Plan to file timely its Form 11-K.
The Plan intends to file the Form 10-K with the Securities and Exchange Commission as soon as possible and no later than July 14, 2009.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael W. Clarke	(703)	871-2100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Access National Corporation 401(k) Profit Sharing Plan (As Restated February 4, 2004)
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:	June 30, 2009	By:	/S/ Michael W. Clarke

Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee

EXHIBIT INDEX
99.1	Statement of accountant pursuant to Rule 12b-25(c)